
Mail Stop 4720

November 30, 2010

Mr. Ron Zwanziger
Chairman, President and Chief Executive Officer
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

> **Re:** **Alere Inc.**
> **Registration Statement on Form S-4**
> **Filed November 26, 2010**
> **File No. 333-170843**

Dear Mr. Zwanziger:

We have limited our review of your filing to the issue we have addressed in the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1. We note that you are registering the new notes in reliance on our position set forth in *Exxon Capital Holdings Corporation*, SEC No-Action Letter (April 13, 1988). *See also, Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (June 5, 1991) and *Shearman & Sterling*, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on our position contained in these no-action letters and include in the supplemental letter the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the

Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jay McNamara, Esq.
     Senior Counsel, Corporate & Finance
     Alere Inc.
     51 Sawyer Road, Suite 200
     Waltham, Massachusetts 02453

     John D. Patterson, Esq.
     Foley Hoag LLP
     155 Seaport Boulevard
     Boston, Massachusetts 02210